UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
   ☒ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Airspace Experience Technologies, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       March 28, 2017

Physical address of issuer
11499 Conner St., Detroit, MI 48213

Website of issuer
https://asx.us

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Seed Preferred Stock

Target number of Securities to be offered
10,000

Price (or method for determining price)
$2.50

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
June 28, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$333,314	$152,638
Cash & Cash Equivalents	$8,140	$149,283
Accounts Receivable	$13,000	$3,355
Short-term Debt	$213,841	$68,763
Long-term Debt	$1,243,534	$743,449
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(927,906)	$ (464,331)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
AMENDED AND RESTATED OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 26, 2019

Airspace Experience Technologies, Inc.



Up to $1,070,000 of Preferred Stock

Airspace Experience Technologies, Inc. dba Detroit Aircraft Corporation ("ASX", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 28, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by June 28, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by June 21, 2019 will be permitted to increase their subscription amount at any time on or before June 28, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after June 21, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 28, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://asx.us/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/asx

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Airspace Experience Technologies, a Michigan LLC, was founded on March 28, 2017. The LLC was converted to a Delaware C-Corp, Airspace Experience Technologies, Inc. ("ASX"), on June 20, 2018. The Company is currently also conducting business under the name of Detroit Aircraft Corporation. The Company is located at 11499 Conner St., Detroit, MI 48213.

The Company previously operated as a Michigan Limited Liability Company under the name Airspace Experience Technologies, LLC. Airspace Experience Technologies, LLC was formed on March 28, 2017 and reincorporated in Delaware as a C-Corporation on June 20, 2018.

The Company's website is https://asx.us.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/asx and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$2.50
Minimum investment amount per investor	$1,000
Offering deadline	June 28, 2019
Use of proceeds	See the description of the use of proceeds on page 13-14 hereof.
Voting Rights	See the description of the voting rights on pages 10,11, 15-16 and 19-22.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy,

are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Many of Company's contracts are understood to be contingent on the successful development and proof of concept of their plane. The Company's plane is still in development, and the Company's business depends almost entirely on its successful development and commercialization. The Company will require substantial additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take many years and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it cannot guarantee that the plane or any other product candidates will be successfully developed or commercialized.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's products, participating in extended products evaluations and configuring the products to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, may take several months or years. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The air taxi market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project aggressive growth post-raise. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. The Company's business model is capital intensive. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise

transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's cash position is relatively weak. The Company currently has only $38K in cash balances as of 10/31/18. This equates to 1 month of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has outstanding liabilities. The Company owes Nextronix $68,448.54 in remaining payments. The Company has stated that it intends to repay Nextronix upon closing of Reg D.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened. Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

The Company's success is dependent on consumer adoption of air taxis, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for air taxis is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of air taxis that the Company has experienced in the past will continue in the future.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide

these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the notes to the Financial Statements provide "The Company has incurred losses from inception of approximately $464,331 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern."

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has conducted the following transactions with related persons:
- During the year ended December 31, 2017, the Company assumed certain assets and liabilities from a related party, Detroit Aircraft Corporation (DAC), which resulted in the recognition of acquired technology in the amount of $283,495. The Company has determined that the acquired technology has an indefinite life that will be assessed for impairment and useful life going forward once the Company begins sale of their product. DAC and the Company are owned by the same party.
- Nextronix and the Company are owned by the same party. A loan from Nextronix has been included on the financial statements as a related party loan in the amount of $68,449 as of December 31, 2017. This loan has no stated interest rate per annum and no accrued interest outstanding as of December 31, 2017.
- A loan from the CEO has been included on the financial statements as a related party loan in the amount of $125,000 as of December 31, 2017. This loan has no stated interest rate per annum and no accrued interest outstanding as of December 31, 2017.

Risks Related to the Securities

The Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Seed Preferred Stock. Because the Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 75%% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent

changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS
Description of the Business
Traffic is no longer an inconvenience, but a matter of human welfare. Urban centers around the world are experiencing gridlock traffic where people, products, and emergency response are having difficulty moving around. ASX is developing an electric, vertical take-off and landing (VTOL) aircraft with the goal to move cargo and passengers above traffic, 5 times faster than driving.

Working closely with our potential customer, ASX has designed a Tilt-Wing VTOL aircraft that will transport up to 5 people with 100 lbs. of luggage within and between urban centers. Thus far, we have raised and invested over $950K in our pre-seed round, and we have accomplished the following:

- Designed and tested five sub-scale functional aircraft prototypes.
- Developed high-resolution controls simulations.
- Designed a full-scale aircraft system architecture for Mobi-ONE using off the shelf EV Tech.
- MOU with VerdeGo Aero for propulsion, and identified key system suppliers.
- Positioned an experienced leadership team from the automotive and aerospace industry to execute.

The funds raised from this round will be used to optimize our flight control system and build a full-scale prototype by the fall of 2020. Upon demonstration of our full-scale prototype, we expect that ASX will be able to raise the next round of capital required to lead the market with a simple, safe, and robust aircraft.

Employing lean design and automotive mass production infrastructure, we believe we will overwhelm the competition and lead the market in range, speed and cost. Join us in shaping the future of mobility!

Business Plan
Our MOBi-ONE aircraft design was inspired by the XC-142 designed, built, and tested in the 1960s. Our design merges the versatility of a helicopter and the speed and efficiency of an airplane. The key innovation of MOBi-One, which we've designed to be safe and reliable, is the use of Distributed Electric Propulsion (DEP) System. DEP provides for scale-free propulsion where electric motors provide high power to weight, efficiency, reliability, and compactness at different scales. Essentially, in its final form, we expect MOBi-One will feature redundant, digitally controlled vehicle thrust, and robust control throughout forward flight to hover with 4x cruise efficiency (lift/drag ratio) compared to helicopters.

ASX has a Memorandum of Understanding with VerdeGo Aero, a leader in hybrid-electric propulsion, to integrate a turn-key propulsion system that enables our aircraft to fly continuously without recharging, unlike purely electric platforms. MOBi-ONE will also feature tested autonomous flight controller and fly-by-wire technologies to automate stability, control, and operation. We plan to begin operations with a pilot onboard, and expect fully autonomous flight by 2030. With safety and mission assurance as our number one priority, MOBi-ONE will feature triple redundant system architecture and V/STOL capability so MOBI can land both vertically or conventionally in the event of an emergency.

Our plan is to offer air mobility-as-a-service (MaaS) to the public. In phase one, we will focus on connecting 15,000 underutilized community/regional airports with surrounding urban centers and suburbs. We plan to generate revenue by charging riders a fee via partnerships with ride hailing services. We plan to offer fractional ownership to individuals and fleet operators in an effort to establish a national network of aircraft. The fractional share price would cover a substantial portion of the bill-of-material cost of building the aircraft and reduce our capital expense. Fractional owners will receive a percentage of the net profit over the lifetime of the aircraft(s) as well as a reduced rate for personal use.

We expect to see a major build-out of additional SkyPorts to support take-off and landing operations (parking structures, building rooftops, empty mall parking lots). Our target customers include logistics companies for freight operations, fleet transportation companies, and individual riders. We expect to partner with major airlines once we achieve mass production beyond 2,500 aircraft. We welcome the opportunity to support U.S. and Allied military customers.

Several companies are developing e-VTOL solutions, with Joby, Bell, and Airbus among the most frequently cited in the press. Our key competitive advantages revolve around our mass production strategy and V/STOL configuration, which we believe will outperform our competition in speed, range, and cost. Our competitors are developing components from scratch, which are more costly to certify as they typically don't have operational history. By using off the shelf, tested components, we believe that the path to FAA certification will be shorter for ASX.

The Company's Products and/or Services

Product / Service	Description	Current Market
Mobility as a Service	Hybrid and electric vertical takeoff and landing (VTOL) aircraft	Middle income commuters and business travelers commuting between large metropolitan areas

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry

segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our vision is to mass produce small aircraft transportation systems that are affordable to the Middle Class. We expect our typical customers include middle income commuters and business travelers commuting between large metropolitan areas (e.g., downtown San Francisco to Palo Alto) and large commercial airports to the surrounding suburbs. Given the additional range afforded by our hybrid propulsion system, MOBI will be able to support regional destinations within 300 miles (e.g., connecting Houston, Austin and Dallas).

Intellectual Property

The Company is dependent on the following intellectual property:

Patents and Provisional Patent Applications

The Company has filed provisional patent applications for Electrically Powered VTOL Tail-Sitter Aircraft for Providing Transportation (62/668,657), Design Patent for MOBI-One Aircraft design configuration (29/646,991), and Conversion Application for Tilt-Rotor Unmanned Vehicle (15/816,319). The filing of a provisional patent application in no way guarantees that the patent will be issued.

Patent No.	Description	File Date	Granted Date	Country
PCT/US18/29655	Conversion Application for Electrically Powered VTOL Tail-Sitter Aircraft for Providing Transportation	4/26/2018	1/11/2018	International
62/668,657 (application)	Provisional Application for Electrically Powered VTOL Tail-Sitter Aircraft for Providing Transportation	5/8/2018	N/A	United States
29/646,991 (application)	Design Patent for MOBI-One Aircraft design configuration	5/8/2018	N/A	United States
15/816,319; Pub#: US2018/0134381 (application)	Conversion Application for Tilt-Rotor Unmanned Vehicle	11/17/2017	N/A	United States

Litigation

None

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.3% of the proceeds, or $36,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.4% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Aircraft Development	45%	45%	45%
Salaries	25%	25%	25%
G&A	20%	20%	20%
Marketing	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Jon Rimanelli	CEO and Co-Founder	**Airspace Experience Technologies**, CEO, May 2017 - Present: Establish vision, mission, strategy for the company with a heavy emphasis on product innovation, design, development, engineering, prototyping, manufacturing, assembly, flight testing. Weekly management team review of tasks, budgets, fund raising, marketing, business development, strategic partnerships, supplier engagement and qualification. **Detroit Aircraft Corp.**, CEO, January 2011 - Present: Establish vision, mission, strategy for the company with a heavy emphasis on product innovation design, development, engineering, manufacturing, assembly, flight testing. Weekly management team review of tasks, budgets, fund raising, marketing, business development, strategic partnerships, supplier engagement and qualification.
Anita Sengupta	Chief Product Officer/VP Business Development	**Airspace Experience Technologies**, CPO/VP, November 2018 - Present: lead executive across several key functions including product planning and development, capital raising, strategic planning, business model development, go-to-market strategy, marketing, supplier / customer partnerships and negotiations, and intellectual property. **Senior Vice President and Advisor of Virgin Hyperloop One** responsible for strategy, organizational leadership, and implementation for following functional areas: Systems Engineering processes, Product Life Cycle Management, Safety and

		Mission Assurance, Regulatory Compliance, and Systems Analysis.
		Associate Professor - USC Viterbi School of Engineering
		Research Associate Professor of Astronautics and Space Technology specializing in entry system design, systems engineering, electric propulsion, and cutting edge transportation technology research.
Joaquin Nuno-Whelan	Operations Advisor	**Airspace Experience Technologies**, Advisor, December 2018 - Present: Lead all business and technical decisions for ASX MOBi-ONE program. Guide all marketing, manufacturing, engineering, design, and performance integration activity from early market research to full scale production and Certification.
		General Motors - Chief Engineer NextGen Full Size SUV Led all business and technical decisions for GM's franchise vehicle program. Guided all marketing, manufacturing, engineering, design, and performance integration activity from early market research to full scale assembly.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in Michigan.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	14,076,067	No	N/A	95.12%	Common stock percentage includes an unallocated option

					pool, currently comprising 8.5% of authorized shares
Convertible Note	$965,000	No	N/A	4.88%*	

*The percentage ownership assumes the conversion of the Convertible Notes

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan	Nextronix	$68,400	0%	N/A	N/A	N/A	Repay $5K/mo upon completion of Seed Round
Credit Card	American Express	$4,072.29	0%	N/A	N/A	N/A	
Credit Card	Comerica	$9,852.79	24.00%	N/A	N/A	N/A	
Loan	Paypal	$12,305	15%	N/A	N/A	N/A	
Loan	CIT Bank, N.A.	$18,593.64	.0340541	715.14	Personal Guarantee	N/A	
Deferred Comp	ASX Employees	$109,000	NA	N/A	N/A	N/A	

Ownership

A majority of the Company is owned by one person. That person is Jon Rimanelli. Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Jon Rimanelli	Common Stock	75%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Airspace Experience Technologies, LLC DBA ASX ("the Company") is a Michigan limited liability company that was founded in March of 2017 and is headquartered in Detroit, Michigan. The Company designs aircraft to move commuters and cargo between urban centers and airports.

As of December 31, 2018, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

The Company recognized no operating revenue during the periods ended December 31, 2017 or December 31, 2018. The Company has incurred losses of approximately $464,331 for the financial year ending December 2017, and $927,906 for the financial year ending December 2018, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is

dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow.

Prior to the founding of ASX and since 2011, Founder and CEO Jon Rimanelli has invested approximately $1.5 million of personal or family money into related research and development of smaller scale UAS. This R&D laid the foundation for ASX' MOBi-ONE passenger VTOL development program. The last $100,000 of investments from the Rimanelli Family Trust were included in the Convertible Note round, and directly supported the development program. In total, ASX raised $965,000 in the Convertible Note pre-seed round. The proceeds from the pre-seed round enabled achievement of a key milestone, which was to develop and flight test multiple 1/5th and 1/3rd sub-scale prototypes. In December 2018, the team successfully completed a sub-scale flight demonstration including takeoff, hover, tilt-wing transition, horizontal flight and landing. Achievement of this milestone represents the triggering event for the upcoming Series A round, anticipated in 2Q or 3Q 2019. Management has already socialized the Series A round with interested strategic investors and VCs.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $300 in cash on hand as of February 28, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Our current burn rate fluctuates between $20,000 and $40,000 with the majority of our Operating Expenses being payroll. The fluctuation is due to staying lean and utilizing part-time employees only when their expertise was required at certain points in the aircraft developmental process. For example, depending on the phase of development, we may have utilized our part-time aerospace engineer only 2 hours one month, then 40 hours the next month. The remainder of Operating Expenses includes rent, utilities, leases on equipment, insurance, legal fees and travel expenses. Spikes in legal fees are often attributed to deadlines relating to patent filing requirements. Spikes in travel are attributed to speaking engagements or exhibits. As we close the crowdfunding seed round and Series A round, we anticipate growing the team to at least 20 personnel by mid-2019, which will increase overall payroll.

Capital Expenditures and Other Obligations
Management anticipates that the development and testing of the full-scale aircraft will require between $8 and $10 million. The amount raised in the crowdfunding seed round will determine the precise timing and size of the Series A and subsequent rounds. The achievement of a full-scale flight demonstration will be the triggering event for subsequent rounds, whose proceeds will support continued aircraft refinement, FAA certification, manufacturing and the roll out of the aircraft into service operation.

Our goal is to mass produce our VTOL and operate an air MaaS platform. We anticipate forming a JV with a Detroit-based contract manufacturer to minimize capex when we go into mass production. Once the aircraft are in service, additional Operating Expenses will include pilot salaries, additional insurance costs, energy costs and maintenance/repair/overhaul costs (primarily for motors and batters. Over the long-term, we recognize our duty to evaluate any and all potential or proposed exits in order to maximize value to our shareholders. We envision that upon completion of aircraft certification and perhaps just prior to (or coincident with) the launch of passenger service, market conditions may be conducive to a liquidity event. However, in that scenario, management envisions continuing to operate the platform.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $25,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	8/31/18	Regulation D, 506(b)	Convertible Note	$965,000	R&D, Prototyping, Testing, HR, Marketing, G&A, Travel, M&E, simulations, CAD Design, System Architecture Design

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Seed Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $350,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Seed Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $100,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Seed Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock
None

Seed Preferred Stock

Dividend Rights
Holders of Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 25% of the original number of Seed Preferred Stock is outstanding, holders of Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Seed Preferred Stock.

The Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company, as described in the certificate of incorporation.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights

The Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Seed Preferred Stock Investment Agreement

Under the Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $100,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers

holding a majority of the principal amount outstanding of the Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder

As an investor in Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Seed Preferred Stock.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
- During the year ended December 31, 2017, the Company assumed certain assets and liabilities from a related party, Detroit Aircraft Corporation (DAC), which resulted in the recognition of acquired technology in the amount of $283,495. The Company has determined that the acquired technology has an indefinite life that will be assessed for impairment and useful life going forward once the Company begins sale of their product. DAC and the Company are owned by the same party.
- Nextronix and the Company are owned by the same party. A loan from Nextronix has been included on the financial statements as a related party loan in the amount of $68,449 as of December 31, 2017. This loan has no stated interest rate per annum and no accrued interest outstanding as of December 31, 2017.
- A loan from the CEO has been included on the financial statements as a related party loan in the amount of $125,000 as of December 31, 2017. This loan has no stated interest rate per annum and no accrued interest outstanding as of December 31, 2017.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:
- DAC and the Company are owned by the same party.
- Nextronix and the Company are owned by the same party.
- See also related transactions, above.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;

- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's

initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jon Rimanelli
_____
(Signature)

Jon Rimanelli
_____
(Name)

Principal executive officer, principal financial officer, principal accounting officer and director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jon Rimanelli
_____
(Signature)

Jon Rimanelli
_____
(Name)

Director
_____
(Title)

4/26/19
_____
(Date)

/s/Anita Sengupta
_____
(Signature)

Anita Sengupta
_____
(Name)

Director
_____
(Title)

4/26/19
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.